Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Satellite Displays Inc.
480 Ocean Avenue Unit 6K
Long Branch, NJ 07740
satellitedisplay.com

Up to $1,069,998.00 in Common Stock at $6.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Satellite Displays Inc.
Address: 480 Ocean Avenue Unit 6K, Long Branch, NJ 07740
State of Incorporation: DE
Date Incorporated: February 26, 2018

Terms:

Equity

Offering Minimum: $9,996.00 | 1,666 shares of Common Stock
Offering Maximum: $1,069,998.00 | 178,333 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $6.00
Minimum Investment Amount (per investor): $300.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives*</u>

Time-Based

Friends and Family Early Birds

Invest during the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus

Invest during the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest during the first two weeks and receive an additional 10% bonus shares.

Amount-Based

$600+

Invest $600 and receive a t-shirt.

$1,000+

Invest $1,000 and receive 3% bonus shares + t-shirt.

$5,000+

Invest $5,000 and receive 5% bonus shares + t-shirt + get/donate a Badger + 30 min meeting with CEO.

$10,000+

Invest $10,000 and receive 10% bonus shares t-shirt + get/donate a Badger + 60 min meeting with CEO.

$25,000+

Invest $25,000 and receive 15% bonus shares + t-shirt + get/donate a Badger + 60 min meeting with CEO + the Board.

*All perks occur when the offering is complete.

The 10% StartEngine Owners' Bonus

Satellite Displays Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $6 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $600. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Satellite Displays Inc.'s purpose is to improve communication through innovation. We created Badger. We believe that we are bringing to market the first closed captioning smart badge to convert speech to text in real time. Badger also translates speech to 50+ languages. We are inspired to help all people overcome communication barriers. Communication is a two-way street, and Badger helps both the person speaking and the person listening. Whether you are deaf, have hearing loss, speak a different language or are wearing a mask, Badger can help.

Badger is a smart badge that is connected to your phone via Bluetooth. Badger has two microphones that are used to help isolate the wearer's speech. The speech is transmitted to our Badger app on the phone where the speech is converted into text. The text is then transmitted back to the Badger to display the spoken word in real-time.

Satellite Displays incorporated in Delaware in February of 2018 and has been operating out of New Jersey since May of 2021.

Competitors and Industry

According to the World Health Organization, by 2050, nearly 2.5B people are projected to have some degree of hearing loss. Across all age groups, approximately 600,000 people in the United States (0.22% of the population, or 2.2 per 1,000) are "deaf;" more than half are over 65 years of age. Over 28M people (10%) report having "a little trouble" hearing with just less than a third over 65 years of age, but more than half over 45 years of age. Altogether, more than 35M people (13%) report some degree of hearing trouble.

In 2019, the estimated global interpretation and translation market was estimated to be worth $49.6B. In addition, the global speech-to-text API market was valued at $1.9B in 2020 and projected to reach $6.9B by 2027, exhibiting a CAGR of 20.4% (Source: Global Industry Analysts).

To our knowledge, there are no direct competitors making a closed captioning smart badge. We believe that we are the first to market. Currently, if individuals are unable to communicate with someone who has hearing loss, is deaf, or speaks a different language, the alternative options are: handwritten notes, in-person interpreters, video or phone interpreters, sign language, speech to text apps, closed caption phones, and translation apps such as Google Translate, Apple Translate, and Waverly Labs. Waverly Labs currently has set a self-determined pre-money valuation of $40M.

Current Stage and Roadmap

CURRENT STAGE

Badger is production-ready. We manufactured 200 units for pilot programs. We plan to manufacture 2,000+ more by the end of the year.

FUTURE ROADMAP

We are looking to partner with a large hearing aid manufacturer, hospital/nursing home, and/or tech company.

We plan to launch Badger 2 and larger displays for other applications.

We plan to expand into global markets.

We are planning to ramp up marketing efforts.

The Team

Officers and Directors

Name: Mike Williston

Mike Williston's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President, and CEO
  Dates of Service: October 31, 2019 - Present
  Responsibilities: As Co-Founder, President, and CEO, Mike oversees all business operations of the Company. Mike is not taking a salary or equity compensation at this time.

- **Position:** Board Member
  Dates of Service: August 15, 2019 - Present
  Responsibilities: Provide direction for the organization in a strategic function in providing the vision, mission and goals of the organization.

Other business experience in the past three years:

- **Employer:** Orient Corporation of America
  Title: Account Manager
  Dates of Service: September 17, 2016 - August 01, 2019
  Responsibilities: In charge of managing the company's relationships with its customers and building long-term relationships with a group of customers

Name: Russell B. Hearn

Russell B. Hearn's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Interim CFO & Board Member
  Dates of Service: October 05, 2020 - Present
  Responsibilities: As Interim CFO, Russell provides strategic planning and funding. Russell is not taking a salary or equity compensation at this time.

Name: Peter Sprague

Peter Sprague's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Chairman
  Dates of Service: April 01, 2018 - Present
  Responsibilities: As Chairman, Peter oversees capital raising efforts. Peter is not taking a salary or equity compensation at this time.

Other business experience in the past three years:

- **Employer:** American Sailing Association
  Title: Co-Founder and Director
  Dates of Service: January 05, 1983 - Present
  Responsibilities: Determining the company's strategic objectives and policies.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a closed captioning smart badge. Our revenues are therefore dependent upon the market for closed captions and smart badges.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Satellite Displays, Inc. was formed in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Satellite Displays, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Badger is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our financial statements include a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

We expect to face significant competition.

The market for language translation earpieces continues to become more competitive as the technology utilized for such devices matures. We expect competition to intensify at a quicker rate as existing competitors introduce new and more competitive products and as new market entrants, including larger and more established companies, introduce new language translation products. Many of our competitors have more access to capital, marketing/sales channels and human resources than we do. They may succeed in developing and marketing competing products earlier than us, or products that are superior to ours. There can be no assurance that our competitors will not render our technology or product obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue to intensify.

We depend on certain key personnel and must attract and retain additional talent.

Our future success depends in significant part, on the continued service and efforts of key personnel, including, our chief executive officer and director, Michael Williston. Mr. Williston is critical to our strategic direction, product development, and overall management as well as our research and development process. The loss of Mr. Williston could adversely affect our business, financial condition and operating results. As we grow, our future success will depend on our ability to attract and hire additional highly skilled and experienced employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

New product introductions.

To remain competitive and stimulate customer demand, we must continually develop and introduce new products, enhance our existing products and effectively stimulate customer demand for our products. As a result, our research and development efforts are continual and require substantial research and development expenses, which may not result in an acceptable return. In addition, the introduction of new products or product enhancements, such as our Ambassador Interpreter, may shorten the life cycle of our existing products or replace sales of some of our current products, offsetting the benefit of a successful product introduction, and new product releases and enhancements may cause customers to defer purchasing our existing products in anticipation of the new products, causing challenges in managing our inventory. If we fail to effectively manage new product introductions, our revenue and profitability will be harmed.

Our intellectual property could be unenforceable or ineffective.

One of our most valuable assets is our intellectual property. We hold one patent and two trademarks. We also plan to explore other opportunities to patent parts of our core technology; however, such patents may never be issued or certain claims may be rejected or may need to be narrowed, which may limit the protection we are attempting to obtain. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our products which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our technology in order to safeguard our competitive edge against competitors. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease marketing and selling our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We rely on third-party licenses.

Our technology incorporates various off-the-shelf third party software. Our licenses for such software are neither exclusive nor perpetual. Therefore, we are at risk that we may lose the right to license one or more key components of our products or that the costs to license them may increase. In either case, our business, financial condition could be materially and adversely affected or disrupted.

We may face technological and design challenges.

We may discover that the optimal retail price points for our products are below the level we can sustainably price our current low-cost architecture, which could necessitate the development of new product architecture that could take years to develop. During our development of future products, one or more issues may arise that could cause us to abandon them, which could result in further delays to new product releases. This could happen at any point in the development cycle and could result in a significant delay to achieving the product line. The need to develop a new product line, could create significant delays, increase operational expenses, and adversely impact our operating results.

Manufacturing and selling our products internationally may cause problems and present risks.

Certain components of our products are manufactured in internationally, and mainly, in China. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful misappropriation may occur. Failure to successfully mitigate any of these potential risks could damage our business. In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Risks related to changes in foreign currency exchange rates

Some of our products or components of our products are be manufactured internationally and may be sold in other countries throughout the world. As a result, the price we pay for our products and what they may be sold for depend on the exchange rates between the U.S. dollar and other currencies. Over the past several years, these exchange rates have had material fluctuations and we expect they will continue to fluctuate. If the U.S. dollar becomes significantly weaker, our products will likely cost us more to manufacture and we may receive less than expected when they are sold, which could adversely impact the economics of our business and your investment.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The ongoing

COVID-19 pandemic and any preventative or protective actions that governmental authorities or we may take in response to the pandemic may have a material adverse effect on our business or the business of our customers, suppliers, or distribution channels, including additional business shutdowns, reduced operations, restrictions on shipping, reduced consumer demand, or the ability of our customers to make payments. In addition, preparing for and responding to the ongoing pandemic could divert management's attention from our key strategic priorities, increase costs as we prioritize the health and safety of our employees, cause us to reduce, delay, alter, or abandon strategic initiatives that may otherwise increase our long-term value, and otherwise disrupt our business operations. Also, while we believe the employee-safety measures we have implemented or others we may take in the future are temporary, they may continue until after the pandemic is contained and could amplify existing risks or introduce new risks that could adversely affect our business. Furthermore, these safety measures may not be successful in preventing the spread of the virus among our employees and we could face litigation or other claims related to unsafe working conditions, inadequate protection of our employees, or other similar or related claims. Any of these claims, even if without merit, could result in costly litigation or further divert management's attention and resources. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles and industry events, and the effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. The effect of COVID-19 may not be fully reflected in our results of operations until future periods, if at all. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

We are subject to complex and changing laws and regulations worldwide, which expose us to potential liabilities, increased costs and other adverse effects on our business.

Our operations are subject to complex and changing laws and regulations on subjects including, but not limited to: privacy, data security and data localization; consumer protection; advertising, sales, billing and e-commerce; product liability; intellectual property ownership and infringement; Internet, telecommunications, and mobile communications; digital content; availability of third-party software applications and services; labor and employment; anti-corruption; import, export and trade; anti–money laundering; and environmental, health and safety. Compliance with these laws and regulations may be onerous and expensive, increasing the cost of conducting our operations. Changes to laws and regulations can adversely affect our business by increasing our costs, limiting our ability to offer a product or service to customers, requiring changes to our business practices or otherwise making our products and services less attractive to customers. We implemented policies and procedures designed to ensure compliance with applicable laws and regulations, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies and procedures. If we are found to have violated laws and regulations, it could materially adversely affect our reputation, financial condition and operating results.

If critical components used to manufacture our products become scarce or unavailable, we may incur delays in manufacturing and delivering our products, which could damage our business.

We obtain components from a limited group of suppliers. We do not have long term agreements with any of these suppliers that obligate them to continue to sell components or products to us. Our reliance on these suppliers involves significant risks and uncertainties, including whether our suppliers will provide an adequate supply of required components of sufficient quality, will increase prices for the components and will perform their obligations on a timely basis. In addition, certain components used to manufacture our products may be subject to supply shortages, and our business is subject to the risk of price increases and periodic delays in delivery. Particularly, the market for electronic components is experiencing increased demand, creating uncertainty regarding our suppliers' continued production of key components for our products. If we are unable to obtain components from third party suppliers in the quantities and of the quality that we require, on a timely basis and at acceptable prices, we may not be able to deliver our products on a timely or cost effective basis, which could cause customers to terminate their contracts with us, increase our costs and seriously harm our business, results of operations and financial condition. Moreover, if any of our suppliers become financially unstable, or are otherwise unable or unwilling to provide us with materials or components, then we may have to find new suppliers. It may take time to locate alternative suppliers, if required, or to redesign our products to accommodate components from different suppliers. We may experience significant delays in manufacturing and shipping our products to customers and incur additional development, manufacturing and other costs to establish alternative sources of supply if we lose any of these sources or are required to redesign our products. We cannot predict if we will be able to obtain replacement components within the time frames that we require at an affordable cost, if at all.

Defects in design or manufacture may result in recalls and negatively impact business and operating results.

Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our products or their components prove to be defective. In addition, our products may not perform consistent with customers' expectations or consistent with other similar products currently available. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of all electronic products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. We face the risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future products which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit or claim, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

We are responsible for product warranties and defects.

We provide warranties for all of our products. Significant warranty claims could have a material adverse effect on our financial condition and results of operations and harm our reputation.

The amount raised in this offering may include investments from officers and directors of the company.

Once the total amount of funds raised in this offering exceeds the minimum funding goal of approximately $10,000, officers and directors of the company are able to make investments in this offering. Those investments cannot be cancelled and are included in the raised amount reflected on the campaign page. To determine whether and what amount of investments are made by executives, refer to the updates section of the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mike Williston	690,000	Common Stock	20.45

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 178,333 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 3,373,441 outstanding.

Voting Rights

One vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity

Final amount sold: $651,100.00
Number of Securities Sold: 3,373,441
Use of proceeds: Research, Development, Overhead, Marketing, Prototypes, Legal/Patent, etc.
Date: August 18, 2021
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

The Company is currently in the initial production stage and pre-revenue. Therefore, there is no Revenue, Cost of Goods Sold, or Gross Margins.

The Company's expenses consisted of, among other things, product development and other general and administrative expenses. Product development costs increased from $0 in 2019 to $357,813 in 2020. Other general and administrative expenses increased from $1,527 in 2019 to $8,498. This includes the costs related to filing of patent applications, etc.

Historical results and cash flows:

The Company is currently in the initial production stage and pre-revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we were in the pre-revenue stage and are now entering the generating revenue stage. Past cash was primarily generated through equity investments. Our goal is to increase cash flow through sales of production product. We have not sold any production product. We plan to ramp up manufacturing, distrubution, and shipping product to customers to generate revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2021, the Company has capital resources available in the form of a line of credit for $80,000 from Michael Williston and Peter Sprague, and $86,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe that the funds from this campaign are not necessary to the viability of the company. Assuming this Regulation Crowdfunding campaign achieves our target of raising $1.07M, of the total funds that our Company will have, 80% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $20K for expenses related to salaries, inventory and operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 4.5 years. This is based on a current monthly burn rate of $20K for expenses related to salaries, inventory, and operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including grants, line of credit, and if needed, additional shareholder loans in the future.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

Valuation

Pre-Money Valuation: $20,240,646.00

Valuation Details:

Satellite Displays Inc. has determined its pre-money valuation based on an analysis of the following factors:

- Our approach was to review the Total Available Market. We believe that Badger will help people around the world communicate across barriers of hearing disabilities and multiple languages and cultures. We believe that we are positioned to disrupt three large markets. It is estimated that nearly 2.5 billion people globally will have some level of hearing loss by 2050, while the interpreting and translating market is estimated to be worth $49.6B, and the smart badge market is forecasted to reach $33B by 2025.

- Our product, Badger, will not only help the estimated 2.5 billion people globally with some level of hearing loss by 2050, but Badger also helps the billions of people that have a difficult time communicating with them since Badger helps both the person listening as well as the person speaking.

- In addition, the Company considered several companies that are currently raising on StartEngine. Waverly Labs' Reg A+ is currently raising money at a $40M valuation. They are similar in the fact that they are disrupting the estimated $49.6B interpreting and translating market since they are using speech recognition and translation app. However, they do not help the 2.5 billion with hearing disabilities or disrupt the $33B smart badge market. Fisher Wallace Laboratories' Reg A+ is currently raising money at a $40M valuation on StartEngine. They are similar in the fact that we are innovating in the medical wearable tech space but in completely different markets. Fisher Wallace saw an increase in their problem of depression and anxiety due to the pandemic likewise we saw an increase in awareness of the difficulties for people to communicate with people who have hearing disabilities and/or speak a different language.

- In our pre-revenue stage, we are performing direct hardware sales for pilot programs to launch but plan to move towards a Hardware SaaS business model (hardware sales + subscription recurring revenues).

- The Company has filed for two patents with more than 50 claims that cover today's technology and many future iterations with more filings to come.

- Our product, Badger, defines a new product category with global markets and many applications. Badger will help people around the world communicate across barriers of hearing disabilities and multiple languages and cultures. The Americans with Disabilities Act mandates that enterprises that deal with the public, specifically including medical facilities, provide assistance at their expense to people who need translation or sign language help - Badger makes this possible and inexpensive. Badgers can be made for less than $70 and will be sold for $300 +/-, transitioning into a Hardware SaaS model for recurring revenue. Positive cash flow should be able to finance almost any level of future growth. We believe that we are pioneering a very large global market. If you see a badge, we can replace it with a meaningful purpose, and our Badgers will do more and pay for themselves.

The pre-money valuation has been calculated on a fully diluted basis. The Company does not have preferred stock, outstanding options, warrants, other securities with a right to acquire shares are exercised, or shares reserved for issuance under a stock plan. The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  Marketing the company's StartEngine raise

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  Marketing funds will include producing media content for advertising.

- *Company Employment*
  50.0%
  To scale, we need to hire great people. We plan to make 3 to 4 key hires in software development, business development, and customer service.

- *Working Capital*
  5.0%

Having cash on hand will help us as we scale allowing us to meet the ongoing operating needs of our company.

- *Inventory*
  15.0%
  Our longest lead time for parts are the E Ink displays and Bluetooth modules. We currently have 2,000 parts on hand; however, we have a desire to continue to purchase parts for future sales.

- *Research & Development*
  11.5%
  We are working on other smart features in development as well as larger displays for other applications.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at satellitedisplay.com (https://satellitedisplay.com/investor-relations).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/satellite-displays

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Satellite Displays Inc.

[See attached]

SATELLITE DISPLAYS INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 25, 2021

To: Board of Directors, SATELLITE DISPLAYS INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of SATELLITE DISPLAYS INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in shareholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

SATELLITE DISPLAYS INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 193,523	$ 0
Total current assets	193,523	0
Intangible assets	1,166	0
Total Assets	$ 194,689	$ 0
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
None	$ 0	$ 0
Total Current Liabilities	0	0
Total Liabilities	0	0
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized, 3,348,441 and 0 shares issued and outstanding as of December 31, 2020 and 2019, respectively)	562,527	1,527
Retained deficit	(367,838)	(1,527)
Total Shareholders' Equity	194,689	0
Total Liabilities and Shareholders' Equity	$ 194,689	$ 0

SATELLITE DISPLAYS INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 0	$ 0
Operating expenses		
Product development	357,813	0
Other general and administrative	8,498	1,527
Total operating expenses	366,311	1,527
Net Operating Income (Loss)	(366,311)	(1,527)
Tax (provision) benefit	–	–
Net Income (Loss)	$ (366,311)	$ (1,527)

SATELLITE DISPLAYS INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Retained Deficit	Total Shareholders' Equity
	# Shares	$		
Balance as of January 1, 2019	**0**	**$ 0**	**$ 0**	**$ 0**
Capital contribution	0	1,527	0	1,527
Net Income (Loss)			(1,527)	(1,527)
Balance as of December 31, 2019	**0**	**$ 1,527**	**$ (1,527)**	**$ 0**
Share issuance	3,348,441	526,527		526,527
Net Income (Loss)			(366,311)	(366,311)
Balance as of December 31, 2020	**3,348,441**	**$ 526,527**	**$ (367,838)**	**$ (194,689)**


SATELLITE DISPLAYS INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2020	2019
Operating Activities		
Net Income (Loss)	$ (366,311)	$ (1,527)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
None	0	0
Net cash used in operating activities	(366,311)	(1,527)
Investing Activities		
Costs of intangible assets	(1,166)	0
Net cash used in operating activities	(1,166)	0
Financing Activities		
Proceeds from all financing activities	561,000	1,527
Net change in cash from financing activities	561,000	1,527
Net change in cash and cash equivalents	193,523	0
Cash and cash equivalents at beginning of period	0	0
Cash and cash equivalents at end of period	$ 193,523	$ 0

SATELLITE DISPLAYS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2020 and 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SATELLITE DISPLAYS INC. (which may be referred to as the "Company", "we," "us," or "our") is a corporation formed under the laws of Delaware on February 26, 2018. The Company created the "Badger" the world's first closed captioning smart badge that converts speech to text in real time. The Badger can also translate in more than 50 languages.

Since inception, the Company has been in a development and pre-revenue stage and has relied on issuing securities to fund its operations. As of December 31, 2020, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $193,523 and $0 of cash on hand, respectively.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had no net fixed assets. The Company has capitalized $1,166 of costs for intellectual property.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company will earn revenues through the sale of its Badger product but has not yet made any sales.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Start-Up Costs
In accordance with GAAP, the Company has expensed the $230,303 of start-up costs incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018, is pre-revenue and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The does not have any outstanding debt obligations.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – EQUITY

The Company has authorized 10,000,000 shares of common stock. The Company has no other classes of stock authorized or outstanding.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has not engaged in any related party transactions that are material to the financial statements..

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through May 25, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

An estimated 466 million people worldwide experience some form of hearing loss. That number is expected to jump to 2.5 billion by 2050. In the United States alone, 20% of the population is deaf or hard of hearing.

And while the global interpretation and translation market has an estimated value of $49.6 billion, there is currently not a simple, universal solution to bridge this huge communication gap.

That is why Peter Sprague and I created Badger — one of the world's first and only wearable closed-captioning smart badges. Whether you are deaf, have hearing loss, or speak a different language, Badger gives you the ability to carry on important communication, even with a mask on.

Badger connects to your phone via Bluetooth, isolates your speech, and then converts it into text. Your words are then displayed on Badger in real time for others to read. We literally created a way to put closed captions on people.

Wearing your words especially helps people with hearing loss or a language barrier, but Badger can improve communication and understanding for everyone. Did you know 80% of people who use captions while watching TV are not deaf or hard of hearing? That's because captions actually improve comprehension and retention at large.

Badger lasts several days on a single charge and can still scan as a work ID or serve as a nametag even when it's out of battery. It translates over 50 languages and learns speech patterns over time for better transcriptions. It truly is a smart badge!

Imagine how much better you'll communicate with your doctor, a cashier, or your family and friends because they are wearing a Badger. U.S. law requires companies to take steps to communicate with folks that have difficulty hearing, and many businesses - FedEx and Walmart to name just a few - have already paid millions in fines for failing to do so. Badger is the solution we want to put in the hands of all companies.

I co-created Badger because there is a very real need for a solution to these communication challenges. In 2018, my dad spent 7 days on life support in the ICU and then 33 days in the hospital recovering. Because he is unable to hear any conversational speech due to his hearing loss, communicating with the nurses and doctors was nearly impossible. It was a stressful and terrifying experience for him and our entire family.

Many patients and families experience the same challenges that we did, and we're eager to help. We started off assembling Badgers on my kitchen table, and I'm proud to say we've now shipped our production line of Badgers for pilot programs and individuals that range from hospital chains and audiologists to physical therapists, teachers, and consumers.

Our pending patents have over 50 claims that protect our current tech and its future iterations, and we're just getting started.

The ability to put captions and translations on people with our wearable Badger will revolutionize the way we communicate.

Join us as an investor today —show your voice with Badger.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Wearable Closed Captions

External Inbox ×

Mike Williston Unsubscribe
to me

9:04 AM (3 minutes ago)

Hi Gabe,

Satellite Displays created Badger, the world's first closed captioning smart badge that converts speech to text and translations in real time. We put ***"closed captions on people."***

Check it out here: https://satellitedisplay.com/

Communication is difficult, especially for people who have hearing loss, are deaf, or speak a different language and ***closed captions help!*** Mask wearing has increased the awareness of this problem and I am sure you've even found it difficult to communicate or listen with a mask on even if you do not have hearing loss or speak a different language.

Nurses, doctors, employees at places like the grocery store, CVS, Walgreens etc. all struggle to communicate with people for several reasons. Wouldn't it be great to replace static ID badges with ***digital powers?***

With Badger you can!

We plan to launch soon on StartEngine – the leading equity crowdfunding platform. ***Do you want to be the first to get notified about our raise?*** Click here.

If you have any questions, please do not hesitate to reach out – Let's talk!

Best,
Mike

https://www.linkedin.com/in/michaelwilliston/

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Satellite Displays Inc., 480 Ocean Avenue, Long Branch, New Jersey

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12:09

HEY.BADGER
Posts

hey.badger ...

Badger

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Liked by **kdel2** and **18 others**

hey.badger Captions. No Distractions...

#Communication is difficult, especially for people who have #hearingloss, are #deaf, or speak a different language and closed captions help! #Mask wearing has increased the awareness of this problem and I am sure you've even found it difficult to communicate or listen with a mask on even if you do not have hearing loss or speak a different #language.

Website: http://satellitedisplay.com





12:09

HEY.BADGER

Posts

View Insights

Boost Post

Liked by **kdel2** and **12 others**

hey.badger Lights, Camera, Caption! Satellite Displays is launching soon on #StartEngine ... Join the list of potential investors (link in bio).

Website: http://satellitedisplay.com
StartEngine: https://ttw.startengine.com/ttw/satellite-displays

#hearingloss #translations #deaf #captions #letstalk #regcf #smartbadge #communication #hearingaid #interpreter

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

2 days ago